Ichor Holdings, Ltd.

3185 Laurelview Ct.

Fremont, California 94538

September 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Erin Purnell

Re:	Ichor Holdings, Ltd. Registration Statement on Form S-3 Originally Filed August 3, 2020 File No. 333-240294

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Ichor Holdings, Ltd., a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-240294 (the “Registration Statement”), to 12:00 p.m., Eastern time, on September 3, 2020 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

* * * *

Please contact Alexander M. Schwartz of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2578, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ICHOR HOLDINGS, LTD.

By:	/s/ Jeffrey S. Andreson
Name:	Jeffrey S. Andreson
Title:	Chief Executive Officer